As filed with the Securities and Exchange Commission on December 21, 2007
1933 Act File No. 333-140457
1940 Act File No. 811-21462

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-2
(Check appropriate box or boxes)
☑ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No. ___
☑ Post-Effective Amendment No. 6
and
☑ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☑ Amendment No. 33
Tortoise Energy Infrastructure Corporation
10801 Mastin Boulevard, Suite 222
Overland Park, Kansas 66210
(913) 981-1020
Agent for Service
David J. Schulte
10801 Mastin Boulevard, Suite 222
Overland Park, Kansas 66210
Copies of Communications to:

Deborah Bielicke Eades, Esq.	Steven F. Carman, Esq.	Richard H. Kronthal
Vedder, Price, Kaufman & Kammholz,	Blackwell Sanders Peper Martin LLP	Andrews Kurth LLP
P.C.	4801 Main Street, Suite 1000	450 Lexington Avenue
222 N. LaSalle Street	Kansas City, MO 64112	New York, NY 10017
Chicago, IL 60601

Approximate Date of Proposed Public Offering: From time to time after the effective date of the Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

     This Post-Effective Amendment No. 6 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

Explanatory Note
This Post-Effective Amendment consists of the following:
1.	Facing sheet of the Registration Statement.

2.	Part C of the Registration Statement (including signature page).

3.	Exhibits a.8, h.4, k.10 and l filed pursuant to Item 25 of the Registration Statement.

Parts A and B of the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (No. 333-140457), filed on March 14, 2007, are incorporated by reference herein and this Post-Effective Amendment No. 6 is being filed for the purpose of filing four exhibits to this Registration Statement on Form N-2.

PART C — OTHER INFORMATION
Item 25: Financial Statements and Exhibits
     1. Financial Statements:
     The Registrant’s audited financial statements dated November 30, 2006, notes to such financial statements and report of independent registered public accounting firm thereon and unaudited financial statements dated August 31, 2007 and notes to such financial statements, are incorporated by reference into Part B: Statement of Additional Information.
     2. Exhibits:

a.1.	Articles of Incorporation.[1]
a.2.	Articles of Amendment and Restatement. [2]
a.3.	Articles Supplementary relating to Series I MMP Shares. [5]
a.4.	Articles Supplementary relating to Series II MMP Shares. [10]
a.5.	Articles Supplementary relating to Series III Tortoise Auction Preferred Shares. [11]
a.6.	Articles Supplementary relating to Series IV Tortoise Auction Preferred Shares. [13]
a.7.	Articles of Amendment. [8]
a.8.	Articles of Amendment.*
b.1.	By-laws. [1]
b.2.	Amended and Restated Bylaws. [2]
c.	None.
d.1.	Form of Common Share Certificate**
d.2.	Form of Preferred Stock Certificate.**
d.3.	Form of Note. **
d.4.	Indenture of Trust.[10]
d.5.	Form of Supplemental Indenture of Trust for Series D Notes. **
d.6.	Statement of Eligibility of Trustee on Form T-1.[3]
d.7.	Form of Fitch Rating Guidelines and Moody’s Rating Guidelines. **
e.	Terms and Conditions of the Amended Dividend Reinvestment and Cash Purchase Plan. [12]
f.	Not applicable.
g.1.	Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C. [3]
g.2.	Reimbursement Agreement. [3]

h.1.	Form of Underwriting Agreement relating to Common Stock. **

h.2.	Form of Underwriting Agreement relating to Preferred Stock.**
h.3.	Form of Underwriting Agreement relating to Notes. **
h.4.	Placement Agency Agreement. *
i.	None.
j.	Custody Agreement. [3]
k.1.	Stock Transfer Agency Agreement.[3]
k.2.	Administration Agreement. [3]
k.3.	Fund Accounting Agreement. [3]
k.4.	Form of Auction Agency Agreement relating to Preferred Stock. **
k.5.	Form of Auction Agency Agreement relating to Notes. **
k.6.	Form of Broker-Dealer Agreement relating to Preferred Stock. **
k.7.	Form of Broker-Dealer Agreement relating to Notes. **

k.8.	DTC Representation Letter relating to Preferred Stock and Notes. [7]

k.9.	Credit Agreement.**

k.10.	Form of Purchase Agreement.*

l.	Opinion of Venable LLP.*
m.	Not applicable.
n.	Consent of Auditors. **
o.	Not applicable.
p.	Subscription Agreement. [3]
q.	None.
r1.	Code of Ethics for the Registrant. [6]
r2.	Code of Ethics for the Adviser. [6]
s.	Powers of Attorney.**
(*)	Filed herewith.

(**)	Previously filed.

(1)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on October 31, 2003 (File Nos. 333-110143 and 811-21462).

(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on January 30, 2004 (File Nos. 333-110143 and 811-21462).

(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on June 28, 2004 (File Nos. 333-114545 and 811-21462).

(4)	Incorporated by reference to Pre-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2, filed on February 20, 2004 (File Nos. 333-110143 and 811-21462).

(5)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on October 15, 2004 (File Nos. 333-119784 and 811-21462).

(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on November 24, 2004 (File Nos. 333-119784 and 811-21462).

(7)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on April 1, 2005 (File Nos. 333-122350 and 811-21462).

(8)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on July 7, 2005 (File Nos. 333-124079 and 811-21462).

(9)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on August 10, 2006 (File Nos. 333-131204 and 811-21462).

(10)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on January 20, 2006 (File Nos. 333-131204 and 811-21462).

(11)	Incorporated by reference to Post-Effective Amendment No.3 to Registrant’s Registration Statement on Form N-2, filed on April 4, 2007 (File Nos. 333-140457 and 811-21462).

(12)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on March 6, 2007 (File Nos. 333-140457 and 811-21462).

(13)	Incorporated by reference to Post-Effective Amendment No. 5 to Registrant’s Registration Statement on Form N-2, filed on August 17, 2007 (File Nos. 333-140457 and 811-21462).

Item 26: Marketing Arrangements
     The information contained under the heading “Plan of Distribution” in the prospectus is incorporated herein by reference, and information concerning the placement agent is contained in the accompanying prospectus supplement.

Item 27: Other Expenses and Distribution
     The following table sets forth the estimated expenses to be incurred in connection with all potential offerings described in this Registration Statement:

Securities and Exchange Commission Fees	$10,745
Directors’ Fees and Expenses	6,500
Printing (other than certificates)	112,500
Accounting fees and expenses	163,000
Legal fees and expenses	280,000
NASD fee	7,000
Rating Agency Fees	0
Miscellaneous	61,725

Total	$641,470	*

*  These expenses will be borne by the Company unless otherwise specified in a prospectus supplement.

Item 28. Persons Controlled by or Under Common Control
     None.
Item 29. Number of Holders of Securities
     As of November 30, 2007, the number of record holders of each class of securities of the Registrant was:

Title of Class	Number of Record Holders

Common Shares ($0.001 par value)	91

Preferred Stock (Liquidation Preference $25,000 per share)	1

Long-term Debt ($235,000,000 aggregate principal amount)	1

Item 30. Indemnification
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.
The Registrant’s charter authorizes it, to the maximum extent permitted by Maryland law and the Investment Company Act of 1940, as amended (the “1940 Act”), to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s Bylaws obligate it, to the maximum extent permitted by Maryland law and the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served as a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.
Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
The provisions set forth above apply insofar as they are consistent with Section 17(h) of the 1940 Act, which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its stockholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“1933 Act”), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of Investment Adviser
     The information in the Statement of Additional Information under the caption “Management of the Company—Directors and Officers” is hereby incorporated by reference.
Item 32. Location of Accounts and Records
     All such accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment adviser, Tortoise Capital Advisors, L.L.C., 10801 Mastin Boulevard, Suite 222, Overland Park, Kansas 66210, at the offices of the custodian, U.S. Bank National Association, 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212, at the offices of the transfer agent, Computershare Trust Company N.A., P. O. Box 43078, Providence, Rhode Island 02940-3078, at the offices of the administrator, U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202, at the offices of the Auction Agent and Paying Agent, The Bank of New York, 101 Barclay Street, 7W, New York, NY 10280 or at the offices of the Trustee, The Bank of New York Trust Company, N.A. 2 N. LaSalle Street, Chicago, IL 60602.
Item 33. Management Services
     Not applicable.
Item 34. Undertakings
     1. The Registrant undertakes to suspend the offering of common stock until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
     2. Not applicable.
     3. Not applicable.
     4. (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
     (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
     (d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.
     (e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:
     The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
     (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;
     (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

     (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
     5. (a) That for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act [17 CFR 230.497(h)] shall be deemed to be part of this registration statement as of the time it was declared effective; and
     (b) for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prominent delivery within two business days of receipt of a written or oral request the Registrant’s statement of additional information.
     7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or form of prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the 1933 Act and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the 1933 Act.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Overland Park and State of Kansas, on the 20th day of December, 2007.

Tortoise Energy Infrastructure Corporation
By:	/s/ David J. Schulte
David J. Schulte, President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

/s/ Terry C. Matlack	Director (and Principal

Terry C. Matlack	Financial and Accounting
	Officer)	December 20, 2007

/s/ Conrad S. Ciccotello*	Director

Conrad S. Ciccotello		December 20, 2007

/s/ John R. Graham*	Director

John R. Graham		December 20, 2007

/s/ Charles E. Heath*	Director

Charles E. Heath		December 20, 2007

/s/ H. Kevin Birzer*	Director

H. Kevin Birzer		December 20, 2007

/s/ David J. Schulte	President and Chief Executive

David J. Schulte	Officer
	(Principal Executive Officer)	December 20, 2007

*	By David J. Schulte pursuant to power of attorney, filed previously in the initial registration statement on February 5, 2007.

*	By:	/s/ David J. Schulte

Attorney-in-Fact

EXHIBIT INDEX

a.8.	Articles of Amendment.
h.4.	Placement Agency Agreement.
k.10.	Form of Purchase Agreement.
l.	Opinion of Venable LLP.